Andy Halford BA FCA Chief Financial Officer

15 June 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:	Vodafone Group Public Limited Company Form 20-F for the fiscal year ended March 31, 2006 Filed June 14, 2006 File No. 001-10086

Dear Mr. Spirgel

We have received your comment letter of 11 May 2007 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).

Form 20-F for the year ended March 31, 2006

Note 2 – Significant Accounting Policies, page 75

Revenue Recognition, page 76

1. We note that you provide sales incentives to intermediaries to connect and upgrade new and existing customers.  Please describe these sales incentives offered to intermediaries.  Please explain what you mean when you state that such sales incentives are expensed when separable from the initial sale of equipment.  Addressing in detail paragraph 9 of EITF 01-09, tell us why under US GAAP these sales incentives are expensed and not considered a reduction in revenue.  Also, tell us the accounting guidance you followed under IFRS in your sales incentive accounting.

Vodafone Group Plc
Vodafone House
The Connection, Newbury, Berkshire, RG14 2FN, England
Telephone: +44 (0) 1635 685 459  Facsimile:  +44 (0) 1635 35237
E-mail:  andy.halford@vodafone.com  Web:  www.vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN    Registered in England No. 1833679

Response

Intermediaries, being independent third party retailers and distributors, make handset sales to end customers and in doing so will facilitate the connection of new customers or will upgrade existing customers to new tariffs or new contracts.

Vodafone’s principal source of revenue is the sale of airtime and data services.  Intermediaries are one source of customer connections for the Group. The primary form of incentive or payment offered to intermediaries for connecting or upgrading customers is a cash commission. The amount of commission payments is typically determined based on the tariff to which the end customer signs up to, as the Group values customer connections differently based on the expected future ongoing service revenue that the customer may generate.

We are the principal in the transaction with the end user in supplying airtime and data services and the intermediary is our agent and is not a reseller of our services.

Although intermediaries also purchase handsets from the Group for resale and may also receive commission for connecting customers, the trigger for paying such commission is unrelated to the purchase of handsets by such intermediaries from Vodafone. The commission is payable regardless of whether or not a handset sourced by the intermediary from Vodafone is sold as part of the connection or upgrade of the customer. As noted above, the amount paid to the intermediary is related to the future airtime and data services that the Group expects to generate from a connected customer.

Consequently, the Group believes that the incentives it pays to intermediaries are in the nature of commission paid to an agent. It believes it is appropriate to treat these commission payments as an expense rather than a deduction of revenue since they are unrelated to the sale of any equipment the dealer may or may not have purchased from the Group. It follows the same treatment for US GAAP as for IFRS.

In some markets in which the Group operates, the Group makes cash payments for advertising support to intermediaries in addition to the cash commissions discussed above.  The advertising support payments are paid to intermediaries who resell handsets they originally purchased from the Group and the value of the support payment is generally linked to either the volume or aggregate value of handset purchases.  Additionally, the intermediaries are not required and generally do not provide documentary evidence to the Group on how the advertising support payment was used to promote the Group’s products or services.  Accordingly, these advertising support payments are recorded as a reduction in revenue.

* * *

15 June 2007

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:	Robert Littlepage, US Securities and Exchange Commission
Ivette Leon, US Securities and Exchange Commission
Joe Cascarano, US Securities and Exchange Commission
Vince Niblett, Deloitte & Touche LLP
Hadleigh Shekle, Deloitte & Touche LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Paul Stephenson, Vodafone Group Plc

15 June 2007

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